UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.
(Registrant)

1008, 150 York Street

Toronto, Ontario M5H 3S5 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2022	GAMESQUARE ESPORTS INC.

	By:	/s/ Kevin Wright
Kevin Wright
President

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Arrangement Agreement dated December 7, 2022
99.2	Material Change Report dated December 19, 2022

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